DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2215
www.dlapiper.com

Joe C. Sorenson
joe.sorenson@dlapiper.com
T 650.833.2282
F 650.687.1198
November 2, 2006
Via Facsimile (202) 772-9218 and Mail
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jay Webb
Mail Stop 6010

Re:	Finisar Corporation
Form 10-K for the Fiscal Year Ended April 30, 2006
Filed July 14, 2006
Form 10-Q for the Fiscal Quarter Ended July 31, 2006
File No. 000-27999
Dear Mr. Webb:
We are writing on behalf of our client, Finisar Corporation (“Finisar”), in response to the letter of comments (the “Comment Letter”) received from the staff of the Securities and Exchange Commission (the “Staff”) dated October 20, 2006, with respect to Finisar’s Form 10-K Report for the fiscal year ended April 30, 2006 (the “Form 10-K”) and Form 10-Q Report for the fiscal quarter ended July 31, 2006 (the “Form 10-Q”).
Set forth below are Finisar’s responses to the comments made in the Comment Letter. For your convenience, we have numbered and restated in italics below each comment, corresponding to the numbering in the Staff’s letter.
Form 10-K for the Fiscal Year Ended April 30, 2006
Note 1. Summary of Significant Accounting Policies, page 58
Revenue Recognition, page 59
1.	We note that you recognize revenue for a single unit of accounting which includes multiple deliverables over the period in which the last undelivered item is delivered. Provide us with your analysis of how the recognition of revenue over the period in which the last undelivered item is delivered complies with EITF 00-21, SAB 104 or other applicable authoritative guidance. We may have further comment after reviewing your response.

United States Securities and Exchange Commission
November 2, 2006
Page Two
     Response
Finisar believes that this comment is in reference to the last sentence in the first paragraph of the note on revenue recognition for Finisar’s 2006 financial statements on page 59 of the Form 10-K. This sentence refers to a very small portion of Finisar’s total revenues and relates solely to those limited transactions for Network Test and Monitoring Systems with multiple elements where Finisar cannot objectively measure the fair value of the undelivered element, which is generally a maintenance obligation. The earlier portions of the paragraph broadly describe Finisar’s revenue recognition for the majority of its arrangements with multiple elements in which Finisar determines there are multiple units of accounting.
Revenue from sales of Optical Subsystems and Components, which represents 90% of Finisar’s consolidated 2006 revenue, does not include sales with multiple elements. Sales of Optical Subsystems and Components are for transceiver hardware with no on-going maintenance obligations or rights of return and revenue is recognized upon delivery. Finisar does recognize a warranty obligation for these sales based on its historical experience.
Revenue from sales of Network Test and Monitoring Systems (“NTMS”) represented 10% of Finisar’s consolidated 2006 revenue. A portion of these sales, representing approximately 5% of consolidated 2006 revenue, includes sales with multiple elements, specifically sales of software licenses or bundled hardware/software licenses that include twelve months of software maintenance. For the majority of these sales, there is a stand-alone value for each deliverable and Finisar can measure the fair value of each element. Therefore, revenue is recognized upon delivery for the fair value of the hardware and/or the software license and the fair value of the undelivered maintenance element is deferred and amortized over the life of the maintenance period. The fair value of each element is based on sales prices for the individual element on a stand-alone basis, contracted renewal rates, which are generally fixed amounts or based on a percentage of the original software license price, and/or actual renewals. Finisar periodically updates its analysis of the fair values of its products and services to ensure it can objectively measure the fair value of its products and services.
In a very limited number of NTMS transactions with bundled sales, generally for new products where there is stand-alone value of each element (hardware and/or software license and maintenance), but for which Finisar cannot objectively determine the fair value of the undelivered maintenance, the entire arrangement is treated as a single unit of accounting and revenue is recognized ratably over the contractual maintenance service period. In fiscal 2006, such bundled transactions were limited to Finisar’s new NetWisdom software product with total sales of $235,000, of which $106,000 was recognized and the remainder was deferred.

United States Securities and Exchange Commission
November 2, 2006
Page Three
Note 2. Business Combinations and Asset Acquisitions, page 66
2.	As part of the acquisition of certain assets from Infineon in January 2005, you allocated $39.5 million or approximately seventy-three percent of the purchase price to goodwill. We also note that this goodwill represents approximately thirty-one percent of your total goodwill. Please provide us a description of the factors that contributed to the purchase price which resulted in the recognition of such a significant amount of goodwill, refer to paragraph 51 (b) of SFAS 141. Additionally, please tell us why you did not allocate a greater amount to any intangible assets based on paragraphs 37(e) and 39 of SFAS 141 and also Appendix A14 of SFAS 141. We may have further comment based on your response.
     Response
The note on page 66 of the Form 10-K includes a discussion of the factors that contributed to the purchase price for the assets acquired from Infineon and the subsequent recognition of goodwill in accordance with paragraph 51 (b) of SFAS 141. The purchase price for the assets was the result of arms’ length negotiations with Infineon. The acquired assets were associated with the design, development and manufacture of optical transceiver and transponder products. The acquisition expanded Finisar’s product offering and customer base for optical transceivers and transponders and Finisar’s portfolio of intellectual property used in designing and manufacturing these products as well as those to be developed in the future.
In accordance with paragraphs 37(e) and 39 and Appendix A14 of SFAS 141, and as discussed in the table and accompanying text on page 69 of the Form 10-K, Finisar assigned fair value to identified acquired assets, which included inventory, equipment, developed technology, in-process research and development and an existing customer base. No other assets or liabilities were acquired. Finisar did not acquire any employees or leased facilities and did not enter into any noncompete or similar arrangements that might have given rise to additional definite-lived intangibles. The amount of the purchase price in excess of the fair value of the acquired assets, which was recorded as goodwill in the transaction, was largely driven by the incremental revenue and earnings Finisar expected to result from being able to manufacture the products acquired and future products to be developed without the additional costs associated with adding facilities and engineering, sales and marketing or general and administrative support. The infrastructure for manufacturing, marketing and selling these products largely existed as of the date of acquisition since similar products were already being manufactured by Finisar. To assist in the determination of the identifiable assets acquired and the fair value of these assets for purposes of allocating the agreed-upon purchase price, Finisar utilized the services of KPMG.

United States Securities and Exchange Commission
November 2, 2006
Page Four
3.	In this regard, we note that you have not presented pro forma information for any of your acquisitions as required by paragraphs 54 and 55 of SFAS 141. Please provide for us the pro forma information required for each material acquisition or series of immaterial acquisitions or tell us why you are not required to provide these disclosures. Note our concerns when preparing future filings.
     Response
During fiscal 2006, Finisar acquired the assets of Big Bear Networks for approximately $1.9 million on November 15, 2005 and InterSAN, Inc. for approximately $10 million in a business combination on May 12, 2005. The financial results of InterSAN are included in the consolidated results for all but 12 days of fiscal 2006. The Big Bear acquisition represented less than 0.5% of Finisar’s total assets and contributed only $882,000, or 0.2% of Finisar’s consolidated revenue during fiscal 2006. As a result, Finisar concluded that pro forma disclosures were not material and thus not required for fiscal 2006.
In Finisar’s Form 10-K Report for the fiscal year ended April 30, 2005, pro forma financial information for material acquisitions in fiscal 2005 and 2004 were included in Note 2. Business Combinations and Asset Acquisitions. Since SFAS 141 requires pro forma disclosures for the period in which the acquisition occurred, Finisar concluded that providing additional pro forma disclosure in the Form 10-K for fiscal 2006 was not required due to the immateriality of the transactions in fiscal 2006.
Form 10-Q for the Fiscal Quarter ended July 31, 2006
4.	We note that although your fiscal quarter actually ended July 30, 2006, you present a consolidated balance sheet as of and income statement and cash flow statement for the periods ended July 31, 2006, for ease of presentation.
•	Please confirm that your financial statements are in fact presented as of and for the thirteen weeks ended July 30, 2006. Otherwise, please clearly explain the adjustments you made in order to present the financial information as of July 31, 2006.

•	Tell us why management believes such presentation is appropriate and in compliance with Rule 3-01 and 3-02 of Regulation S-X.

•	Alternatively, please revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods ended.

United States Securities and Exchange Commission
November 2, 2006
Page Five
Response
Finisar confirms that its financial statements are in fact presented as of and for the thirteen weeks ended July 30, 2006, as disclosed in Note 2 of the Form 10-Q. Finisar will revise all future filings to indicate in the financial statements the actual dates on which the fiscal periods end.
*   *   *   *   *
Finisar has provided an acknowledgment of the “Tandy” language in a separate letter which accompanies this response.
If you have any questions regarding the responses to the Comment Letter or require additional information from Finisar, please contact the undersigned at (650) 833-2282.
Sincerely,

DLA Piper US LLP

By:	/s/ Joe C. Sorenson Joe C. Sorenson
joe.sorenson@dlapiper.com

cc:	Mr. Stephen K. Workman
Dennis C. Sullivan, Esq.